Exhibit 99.1

Paul Finley VICE PRESIDENT – BUSINESS DEVELOPMENT AND CORPORATE SECRETARY Phone: 705-945-2201 Fax: 705-945-2203 Email: pfinley@algoma.com	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 Phone: 705-945-2351 Fax: 705-945-2203

June 25, 2004

ALGOMA STEEL INC.
REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Algoma Steel Inc. on May 20, 2004 in Sault Ste. Marie, Ontario.

Election of Directors

By a resolution passed by a majority of the votes cast by a show of hands, the following directors were elected to hold office until the next Annual Meeting of Shareholders or until the director resigns or a successor is elected or appointed:

Steven Bowsher	Benjamin Duster
Brad James	John Kallio
Patrick Lavelle	James Lawson
Charles Masson	Murray Nott
Francis Petro	Denis Turcotte

Appointment of Auditors

By a resolution passed by a majority of the votes cast by a show of hands, Ernst & Young LLP were reappointed as the auditors of the Company to hold office until the next Annual Meeting of Shareholders and the directors were authorized to fix their remuneration.

Yours truly,

/s/ Paul C. Finley

Paul C. Finley
Vice President – Business Development and Corporate Secretary